UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38712

Pintec Technology Holdings Limited

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Partial corrections to the Form 6-Ks furnished on September 24, 2019 and December 13, 2019

In connection with the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2019, the Company determined that, due to inadvertent errors, certain adjustments needed to be made to the unreviewed and unaudited condensed consolidated financial statements for the six months ended June 30, 2019 and the nine months ended September 30, 2019 furnished on Form 6-K to the United States Securities and Exchange Commission (the “SEC”) on September 24, 2019 and December 13, 2019.

The Company corrected the use of net basis rather than gross basis to record revenue earned from certain technical service fees for the six months ended June 30, 2018 and 2019 and the nine months ended September 30, 2018 and 2019.

The Company corrected the recognition of financial guarantee liabilities, financial guarantee assets, revenue recognized related to releasing of guarantee liabilities and cost on guarantee for the six months ended June 30, 2019 and the nine months ended September 30, 2019.

The Company furnishes this Form 6-K in order to correct the errors.

Although the impact of the corrections on its six months ended June 30, 2019 and nine months ended September 30, 2019 unreviewed and unaudited condensed consolidated financial statements were affected, the Company’s full year unreviewed and unaudited condensed consolidated financial statements of 2018 and 2019, which were included in the Form 6-K furnished to the SEC on June 16, 2020, were not affected.

The tables below illustrate the effects of adjustments made to the unreviewed and unaudited condensed consolidated statements of operations and comprehensive income (loss) data for the six months ended June 30, 2018 and 2019 and nine months ended September 30, 2018 and 2019:

	As previously reported				Revised
	For the Six Months Ended		For the Nine Months Ended		For the Six Months Ended		For the Nine Months Ended
(In RMB thousands, except for share and per share data)	June 30, 2018	June 30, 2019	September 30, 2018	September 30, 2019	June 30, 2018	June 30, 2019	September 30, 2018	September 30, 2019
Revenues:
Technical service fees	399,703	383,759	586,037	643,251	645,052	623,965	977,462	854,910

Total revenues	577,664	479,454	837,392	776,278	823,013	719,660	1,228,817	987,937

Cost of revenues:
Cost on guarantee	—	—	—	—	—	(48,733)	—	(105,704)
Service cost charged by Jimu Group-related party	—	—	—	—	(245,349)	(169,180)	(391,425)	(209,118)
Cost of revenues	(341,520)	(204,877)	(462,453)	(302,598)	(586,869)	(422,790)	(853,878)	(617,420)

Gross profit	236,144	274,577	374,939	473,680	236,144	296,870	374,939	370,517

Operating expenses:
General and administrative expenses	(96,589)	(131,232)	(159,591)	(221,588)	(96,589)	(135,975)	(159,591)	(200,298)
Total operating expenses	(186,916)	(218,566)	(288,726)	(342,538)	(186,916)	(223,309)	(288,726)	(321,248)

Operating profit	49,228	56,011	86,213	131,142	49,228	73,561	86,213	49,269

Gain/(loss) on guarantee liabilities	—	9,678	(2,839)	(44,382)	—	—	(2,839)	—

Income before income tax expense	44,053	93,950	75,662	111,142	44,053	101,822	75,662	73,651
Net income	12,386	73,335	15,760	115,226	12,386	81,207	15,760	77,735

Net (loss)/income attributable to ordinary shareholders	(20,791)	73,335	(51,617)	115,226	(20,791)	81,207	(51,617)	77,735
Total comprehensive income	30,734	73,998	50,902	136,484	30,734	81,870	50,902	98,993

Comprehensive (loss)/income attributable to ordinary shareholders	(2,443)	73,998	(16,475)	136,484	(2,443)	81,870	(16,475)	98,993

Net (loss)/income per ordinary share
Basic	(0.31)	0.27	(0.76)	0.42	(0.31)	0.30	(0.76)	0.28
Diluted	(0.31)	0.26	(0.76)	0.38	(0.31)	0.28	(0.76)	0.26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By	:	/s/ Steven Yuan Ning Sim
Name	:	Steven Yuan Ning Sim
Title	:	Chief Financial Officer

Date: June 29, 2020

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